UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
 (Amendment No. 1)

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission file number 1-13429

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

______________________________________________________________________________________________________
EXPLANATORY NOTE

The Registrant has amended and restated the Form 11-K to replace the report in Exhibit 99.1 delivered by BDO USA, P.C. to include the signature line. The Registrant has also replaced the report in Exhibit 99.1 and the consent in Exhibit 23.2 delivered by Armanino LLP. In the original Form 11-K, the Armanino LLP report and consent were dated on June 27, 2025, and the report covered net assets available for the benefits of the Simpson Manufacturing Co., Inc. 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023. In the amended and restated Form 11-K/A, the Armanino LLP report and consent were replaced with an amended report dated on June 27, 2025, which covers only net assets available for the benefits of the Plan as of December 31, 2024, and a consent dated on June 18, 2026. Except for these updates, this Form 11-K/A does not otherwise amend the Registrant’s previously filed Form 11-K.
______________________________________________________________________________________________________
REQUIRED INFORMATION

The Simpson Manufacturing Co., Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Item 4.
In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements and schedules of the Plan (which have been prepared in accordance with ERISA financial reporting requirements), notes thereto and Report of Independent Registered Public Accounting Firms thereon are being filed as Exhibit 99.1 to this Form 11-K:

(a) Reports of Independent Registered Public Accounting Firms.
(b) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024.
(c) Statement of Changes in Net Assets Available for Benefits for the Year Ended
    December 31, 2025.
(d) Notes to Financial Statements.
(e) Supplemental Schedules
Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025.
          Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of
          December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan
(Name of Plan)

Date	July 1, 2026		/s/ Matt Dunn
		Name:	Matt Dunn
		Title:	Chief Financial Officer Member, Administrative Committee of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan

EXHIBIT INDEX

Exhibit Number

23.1*	Consent of BDO USA, P.C. - Independent Registered Public Accounting Firm
23.2*	Consent of ArmaninoLLP - Independent Registered Public Accounting Firm
99.1*	Financial statements for the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for the fiscal year ended December 31, 2025

*Filed herewith